FINAL TERM SHEET

Filed Pursuant to Rule 433

Dated September 6, 2011

Registration Statement No. 333-157583

Supplementing Preliminary Prospectus Supplement Dated September 6, 2011 and

Prospectus dated February 27, 2009

8,000,000 SHARES OF COMMON STOCK

Issuer:	National Retail Properties, Inc.

Exchange/Symbol:	NYSE/NNN

Price to Public:	$26.07 per share

Total Shares Offered:	8,000,000

Option to Purchase Additional Shares:	1,200,000

Closing Date:	September 12, 2011

CUSIP:	637417106

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Senior Co-Managers:	RBC Capital Markets, LLC
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated

Junior Co-Managers:	UBS Securities LLC
Janney Montgomery Scott LLC
Morgan Keegan & Company, Inc.
Piper Jaffray & Co.
PNC Capital Markets LLC
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
SunTrust Robinson Humphrey, Inc.
Capital One Southcoast, Inc.
FBR Capital Markets & Co.

Shares of Common Stock Outstanding After the Offering:	94,178,849 (excluding 1,200,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Proceeds:	Approximately $208,560,000 (before deducting the underwriting discount and other estimated expenses)

Use of Proceeds:	We intend to use the net proceeds from this offering to repay all of the outstanding borrowings under our credit facility and for general corporate purposes, which may include future property acquisitions

Changes from the Preliminary Prospectus Supplement

The disclosure under “Acquisition Update” in the Recent Developments section of the Prospectus Summary is replaced with the following:

Acquisition Update

In 2011 through the date of this prospectus, we completed the acquisition of approximately $281.5 million in our investment portfolio, including acquiring 99 properties with an aggregate 1.8 million square feet of gross leasable area. As a result of our recent acquisitions and our expectation of increased acquisition activity, we have increased our projected acquisition volume for 2011 to between $400 million and $500 million from our prior projected acquisition volume between $200 million and $250 million for 2011. There can be no assurance, however, that we will complete any projected additional acquisitions this year, if at all.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146 Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or by email at cmClientsupport@wachovia.com and/or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.